Exhibit 99.2

                                     PREMIER
                                      FOODS


                    FIRST QUARTER RESULTS TO 31ST MARCH 2003
                                   (UNAUDITED)

LONDON, 16TH MAY: Premier Foods today announces first quarter results with continuing net sales of (pound)217.1m and continuing operating profit before exceptional items of (pound)14.8m. This reflects an increase in continuing net sales of 2.6% in operating profit before exceptional items of 12.1%.

Continuing EBITDA for the quarter was (pound)21.5m, which is up by 17.5% over the comparable period last year and the EBITDA margin for the business has increased from 8.6% to 9.9%. The growth in EBITDA in the first quarter is the result of the inclusion of the Nestle business with the like for like grocery business broadly flat and MBM slightly behind last year.

The decline in the MBM potato business was the result of significant price deflation in the market, of around 13%, and the subsequent tight margins. These conditions are likely to continue until the mid year at which point we anticipate improved market pricing.

The like for like grocery business has been static in the first quarter, which is a reflection of a slow post Christmas market and a significant incremental investment in our drive brands of (pound)1m.

We remain confident of delivery against our targets for the full year as we continue to realise the synergies from the Nestle business, profit growth from the core grocery business and branded sales growth in line with our strategy.

TRADING REVIEW

Turnover for the business increased by 2.6% to (pound)217.1m with total branded sales up by 18.7%. Like for like branded sales, i.e. excluding sales of those brands acquired from Nestle, were up by 1.7% with own label sales declining in line with our expectations.

Sales in our chocolate beverages business declined slightly in the first quarter in line with the market. Trading proved difficult with promotional sales uplifts lower than anticipated reflecting the slow trading post Christmas. Our tea business continued to perform in line with expectations with sales of Typhoo tea at the same level as last year, offset by an anticipated reduction in own label sales due to contract losses. As a consequence, margins from this business were well up.

Trading in our canned foods, pickles and sauces business has been good with sales growth in line with our expectations. Turnover for this business was up by 10.1%, at (pound)94.2m, with total branded sales up by 32.8%. Like for like branded sales, i.e. excluding sales of those brands acquired from Nestle, were

PREMIER FOODS PLC
FIRST QUARTER RESULTS TO 31ST MARCH 2003


up by 3.3%. During the quarter, we invested an additional (pound)1m behind our Loyd Grossman range of cooking sauces, principally on above the line activity. Coupled with a strong promotional programme this has resulted in sales growth of 79% on the same period last year. Future periods will see investment spend returning to more normal levels.

The fragmented preserves sector remains competitive. The launch of Hartley's Best is progressing well although sales for the first quarter, excluding Nestle, are behind last year. This is due to the adoption of a different promotional strategy, pushing for value not volume, with reduced levels of account marketing spend. This approach along with positive changes in mix and continued improvements in manufacturing efficiency has resulted in improved margins in this business.

Operating profits before exceptional items at (pound)14.8m for the first quarter were 12.1% ahead of last year. Excluding the Nestle acquisition, operating profits before exceptional items declined by (pound)1.5m to (pound)11.8m. The non-operating exceptional profit of (pound)1.6m is profit on the sale of an excess piece of land at our tea manufacturing site.



Robert Schofield, Premier Foods' Chief Executive, said

"I am pleased to report that despite difficult trading conditions, our strategy continues to drive branded sales growth and enhance the quality of our earnings, while the benefits of the manufacturing restructuring continue to flow through. We continue to focus on leveraging the synergies available to us, both in respect of the manufacturing platform and the product portfolio.

The food manufacturing sector remains highly competitive but with the quality of our brands and level of investment behind them along with the people in our business, I am confident that we will continue to grow and develop Premier Foods."









THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATMENTS THAT ARE SUBJECT TO KNOWN AND UNKOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGSWITH THE U.S. SECURITES AND EXCHANGE COMMISSION.

"EBITDA", A NON-STATUTORY MEASURE OF OPERATING PERFORMANCE, IS DEFINED HEREIN, IN RESPECT OF ANY PERIOD, AS THE CONSOLIDATED OPERATING PROFITS BUT BEFORE:
OPERATING, NON-OPERATING AND EXCEPTIONAL ITEMS; THE AMORTISATION OF GOODWILL AND OTHER INTANGIBLE ASSETS, DEPRECIATION, NET INTEREST CHARGES AND ONY OTHER NON-CASH INCOME AND NON-CASH CHARGES. EBITDA MARGIN IS EBITDA STATED AS A PROPORTION OF NET SALES.


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
PREMIER FOODS PLC
FIRST QUARTER RESULTS TO 31ST MARCH 2003


ENQUIRIES:
----------

Paul Thomas
Finance Director
+44-(0)-1727 815850

PREMIER FOODS PLC
GROUP PROFIT & LOSS ACCOUNT


                                                      THREE MONTHS TO 31ST MARCH
                                                      2003                  2002
                                                   (UNAUDITED)          (UNAUDITED)
                                                     (pound)M            (pound)M
Net sales:
   Continuing Operations                                    217.1                211.5
   Discontinued Operations                                    0.0                  0.2
                                                ------------------    -----------------
                                                            217.1                211.7
                                                ------------------    -----------------

Cost of sales
   Continuing Operations                                    165.0                164.6
   Discontinued Operations                                    0.0                  0.2
                                                ------------------    -----------------
                                                            165.0                164.8
                                                ------------------    -----------------

GROSS PROFIT
   Continuing Operations                                     52.1                 46.9
   Discontinued Operations                                    0.0                  0.0
                                                ------------------    -----------------
                                                             52.1                 46.9
                                                ------------------    -----------------
Selling & Distribution
   Continuing Operations                                     29.2                 25.6
   Discontinued Operations                                    0.0                  0.0
                                                ------------------    -----------------
                                                             29.2                 25.6
                                                ------------------    -----------------
Administration
   Continuing Operations                                      8.1                  8.1
   Discontinued Operations                                    0.0                  0.1
                                                ------------------    -----------------
                                                              8.1                  8.2
                                                ------------------    -----------------

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS
   Continuing Operations                                     14.8                 13.2
   Discontinued Operations                                    0.0                 (0.1)
                                                ------------------    -----------------
                                                             14.8                 13.1
                                                ------------------    -----------------

Operating exceptional items                                   0.0                 (1.0)
Non operating exceptional items                               1.6                  0.0

                                                ------------------    -----------------
PROFIT BEFORE INTEREST AND TAXATION                          16.4                 12.1

Net interest payable                                        (11.1)                (9.3)
Revaluation of US dollar bond                                (5.0)                (3.0)
Amortisation of debt issue costs                             (1.5)                (1.1)
                                                ------------------    -----------------
Total interest payable                                      (17.6)               (13.4)
                                                ------------------    -----------------

LOSS BEFORE TAXATION                                         (1.2)                (1.3)

Total taxation benefit / (expense)                            0.7                 (0.2)
                                                ------------------    -----------------

LOSS BEFORE TAXATION                                         (0.5)                (1.5)
                                                ==================    =================


PREMIER FOODS PLC
GROUP PROFIT & LOSS ACCOUNT


                                                                 THREE MONTHS TO 31ST MARCH
                                                                  2003                 2002
                                                              (UNAUDITED)           (UNAUDITED)
                                                               (pound)M              (pound)M
Analysis of Operating Profit
   Continuing Operations                                                14.8                 13.2
   Discontinued Operations                                               0.0                 (0.1)
                                                            -----------------    -----------------
                                                                        14.8                 13.1
                                                            -----------------    -----------------
DEPRECIATION & AMORTISATION
   Continuing Operations                                                 6.7                  5.1
   Discontinued Operations                                               0.0                  0.0
                                                            -----------------    -----------------
                                                                         6.7                  5.1
                                                            -----------------    -----------------
EBITDA
   Continuing Operations                                                21.5                 18.3
   Discontinued Operations                                               0.0                 (0.1)
                                                            -----------------    -----------------
                                                                        21.5                 18.2
                                                            -----------------    -----------------


ANALYSIS OF NET SALES

  Canned foods, pickles & sauces                                        94.2                 85.5
  Beverages                                                             40.0                 44.0
  Spreads                                                               46.7                 40.1
                                                            -----------------    -----------------
Grocery Products                                                       180.9                169.6
  Potatoes                                                              36.2                 41.9
                                                            -----------------    -----------------
Continuing operations                                                  217.1                211.5

  Discontinued operations                                                  -                  0.2
                                                            -----------------    -----------------

  Total                                                                217.1                211.7
                                                            =================    =================


PREMIER FOODS PLC
GROUP NET LIABILITIES


                                                                   31ST MARCH          31ST DECEMBER
                                                                      2003                  2002
                                                                  (UNAUDITED)
                                                                    (pound)M              (pound)M
Fixed Assets
       Intangible assets                                                   112.4                 113.9
       Tangible assets                                                     132.6                 135.1
       Investments                                                           0.2                   0.2
                                                                -----------------     -----------------
                                                                           245.2                 249.2
Current Assets
       Stocks                                                              110.5                 111.3
       Debtors
            Within 1 Year                                                  137.1                 133.5
            Greater than 1 Year                                              8.6                   9.0
       Cash at bank                                                         30.2                  43.5
                                                                -----------------     -----------------
                                                                           286.4                 297.3
Current Liabilities
       Bank loan and overdrafts                                             24.1                  24.5
       Trade creditors                                                     142.6                 138.4
       Provision for corporate tax                                          11.6                  12.4
       Other current liabilities                                            22.9                  42.3
                                                                -----------------     -----------------
                                                                           201.2                 217.6


                                                                -----------------     -----------------
NET CURRENT ASSETS                                                          85.2                  79.7

                                                                -----------------     -----------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                      330.4                 328.9


Other non current liabilities
       Borrowings                                                          465.4                 464.7
       Other creditors                                                       0.2                   0.2
       Provisions for liabilities and charges                               13.2                  13.8
                                                                -----------------     -----------------
                                                                           478.8                 478.7

                                                                -----------------     -----------------

NET LIABILITIES                                                           (148.4)               (149.8)
                                                                =================     =================



ANALYSIS OF NET DEBT

       Cash                                                                 30.2                  43.5
       Bank overdrafts                                                      (3.4)                 (3.2)
                                                                -----------------     -----------------
Net cash                                                                    26.8                  40.3

       Senior Credit Facility due within one year                          (26.4)                (27.0)
       Senior Credit Facility due within one year                         (259.5)               (265.3)
       Senior notes                                                       (204.2)               (199.2)
       Other debt due after one year                                        (9.4)                 (9.4)
       Finance leases                                                       (0.1)                 (0.1)
                                                                -----------------     -----------------
Gross debt                                                                (499.6)               (501.0)

                                                                -----------------     -----------------
Gross debt net of cash                                                    (472.8)               (460.7)
       Capitalised debt issuance costs                                      13.4                  14.9
                                                                -----------------     -----------------

TOTAL NET DEBT                                                            (459.4)               (445.8)
                                                                =================     =================


PREMIER FOODS PLC
SUMMARISED GROUP CASH FLOW


                                                                     THREE MONTHS TO 31ST MARCH
                                                                      2003                 2002
                                                                  (UNAUDITED)          (UNAUDITED)
                                                                    (pound)M             (pound)M
Operating profit                                                           14.8                 13.1
Depreciation & amortisation charge                                          6.7                  5.1
                                                               -----------------    -----------------
EBITDA                                                                     21.5                 18.2

Capital expenditure                                                        (2.7)                (2.8)

Taxation paid                                                              (0.2)                (0.4)

Movement in working capital                                                (8.4)               (12.3)

Total interest paid                                                       (16.7)               (13.3)
                                                               -----------------    -----------------

OPERATING CASH FLOW BEFORE EXCEPTIONALS                                    (6.5)               (10.6)
                                                               -----------------    -----------------

Cash flows related to restructuring                                        (1.0)                (1.0)
Other flows                                                                 0.4                  0.0
                                                               -----------------    -----------------
NET FLOW                                                                   (7.1)               (11.6)

GROSS DEBT NET OF CASH AT 1ST JANUARY                                    (460.7)              (371.1)

REVALUATION OF $200M SENIOR NOTES                                          (5.0)                (3.0)
                                                               -----------------    -----------------

GROSS DEBT NET OF CASH AT 31ST MARCH                                     (472.8)              (385.7)
                                                               =================    =================











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